EXCEED COMPANY LTD. REPORTS 2009 FISCAL YEAR RESULTS ABOVE
EARN-OUT TARGETS AND STRONG BOOKINGS FOR DELIVERIES IN 2010

Beijing, China, April 7, 2010 - Exceed Company Ltd. (NASDAQ: EDS) (“Exceed” or “Company”), one of China’s leading domestic sports and leisurewear brands, today announced financial results for the year ended December 31, 2009.

Financial Highlights – Full Year 2009 vs. Full Year 2008

•	Revenue increased 14.2% to RMB2,078.0 million in 2009 as compared to RMB1,820.3 million in 2008
•	Gross profit increased 23.4% to RMB613.1 million in 2009 as compared to RMB497.0 million in 2008
•	Net profit increased 47.2% to RMB248.0 million in 2009 as compared to RMB168.5 million in 2008
•	Adjusted Earnings (as defined in the Sale and Purchase Agreement) increased 47.7% to RMB281.0 million in 2009 as compared to RMB190.3 million in 2008

Shuipan Lin, Exceed’s founder, Chairman and CEO, commented, “2009 was an especially meaningful year for our Company. We started the year as a privately-held business and concluded as a publicly owned company trading on NASDAQ and the first Chinese sportswear brand to be listed in the United States. Even though we only obtained financial resources from our newly-listed status in the last quarter of 2009, we are pleased that we achieved meaningful growth in our revenue, gross profit and net profit for the year ended 2009 as compared with the year ended 2008.”

Chairman Lin continued, “Our retail distribution network has grown over the course of 2009. We ended the year with 3,694 retail stores in our network, up from 3,277 at the end of 2008. The results from our sales fairs, at which more than 90% of our products are sold, have also been very encouraging. During our September 2009 sales fair, for which the majority of deliveries are made in 2010, orders increased by more than 40% compared to the same sales fair in 2008. During our February 2010 sales fair, orders increased by more than 18.2% compared to the February 2009 sales fair.”

Chairman Lin added, “Going forward, we will continue to remain focused on improving our business by expanding our distribution network and strengthening our operations.

Pursuant to the earn-out provisions of the agreement for sale and purchase (“Sale and Purchase Agreement”) dated May 8, 2009 entered into among Windrace International Company Limited, the Company and the original shareholders of Windrace International Company Limited, among others, as amended by a supplemental agreement dated July 24, 2009, the Company anticipates that it will issue 5,563,714 common shares to the original shareholders of Windrace International Company Limited in 2010. This earn-out issuance is a result of the Company achieving its 2009 Target Earnings (as defined in the Sale and Purchase Agreement) of US$38,067,350.

Roadshow

The Company anticipates that management will conduct a multi-week global roadshow to meet with investors and potential investors as soon as practicable after this announcement. Persons who are interested in meeting with management are requested to refer to the contact listed below.

About Exceed

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second- and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbols "EDS", "EDSWW" and "EDSUU".

Forward Looking Statement

This  press  release  contains  forward-looking  statements  within  the  meaning  of  the  Private  Securities Litigation Reform Act of 1995 regarding future events and future performance of Exceed. These statements are based on management’s current expectations or beliefs. Actual results may vary materially from those expressed or implied by the statements herein. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in certain of Exceed's Securities and Exchange Commission filings. For a description of certain factors that could cause actual results to vary from current expectations and forward-looking statements contained in this press release, please refer to documents that Exceed files from time to time with the Securities and Exchange Commission. Exceed is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

EXCEED COMPANY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Year ended December 31, 2009

	2009	2009	2008
	(in thousands except for share and per share data)
	USD'000	RMB'000	RMB'000

REVENUE	304,423	2,077,958	1,820,282

Cost of sales	(214,603)	(1,464,856)	(1,323,262)

Gross profit	89,820	613,102	497,020

Other income and gains	858	5,855	1,188
Selling and distribution costs	(39,280)	(268,123)	(225,752)
Administrative expenses	(6,521)	(44,509)	(29,205)
Aborted IPO expenses	-	-	(31,382)
Research and development expenses	(3,656)	(24,953)	(17,649)
Finance costs	(4,332)	(29,566)	(23,511)
Share of loss in jointly-controlled entity	(2)	(16)	-

PROFIT BEFORE TAX	36,887	251,790	170,709

Tax	(552)	(3,771)	(2,181)

PROFIT FOR THE YEAR	36,335	248,019	168,528

Other comprehensive income for the year, net of tax:
Exchange differences on translation of financial statements of overseas subsidiaries	350	2,391	3,180

Total comprehensive income for the year attributable to equity holders of the Company	36,685	250,410	171,708

EARNINGS PER SHARE
Net profit per share
Basic	1.86	12.68	9.91
Diluted	1.59	10.83	9.91

Weighted average number of shares outstanding
Basic	19,559,498	19,559,498	17,008,633
Diluted	22,894,924	22,894,924	17,008,633

EXCEED COMPANY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
December 31, 2009

	2009	2009	2008
	USD'000	RMB'000	RMB'000

NON-CURRENT ASSETS
Property, plant and equipment	39,933	272,578	286,644
Prepaid land lease payments	4,299	29,347	30,099
Total non-current assets	44,232	301,925	316,743

CURRENT ASSETS
Inventories	8,199	55,966	86,060
Trade receivables	119,068	812,747	284,795
Prepayments, deposits and other receivables	2,906	19,840	5,421
Due from a shareholder	15	103	-
Pledged deposits	2,198	15,000	2,300
Cash and bank balances	38,413	262,204	120,068
Total current assets	170,799	1,165,860	498,644

CURRENT LIABILITIES
Trade and bills payables	28,646	195,538	127,581
Deposits received, other payables and accruals	9,206	62,842	68,378
Interest-bearing bank borrowings	8,497	58,000	20,000
Due to a director	247	1,687	890
Tax payable	189	1,286	268
Preferred shares	-	-	272,432
Total current liabilities	46,785	319,353	489,549

NET CURRENT ASSETS	124,014	846,507	9,095

Net assets	168,246	1,148,432	325,838

STOCKHOLDERS’ EQUITY
Preferred stock – USD0.0001 par value; 5,000,000	-	-	-
shares authorized; nil issued and outstanding
Common stock – par value of USD0.0001 per share;
55,000,000 shares authorized;
30,123,335 shares issued and outstanding	3	21	12
Reserves	168,243	1,148,411	325,826

Total equity	168,246	1,148,432	325,838

EXCEED COMPANY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Year ended December 31, 2009

	2009	2009	2008
	USD'000	RMB'000	RMB'000

CASH FLOWS FROM OPERATING
ACTIVITIES
Profit before tax	36,887	251,790	170,709
Non-cash adjustments for:
Interest income	(107)	(727)	(788)
Finance costs	4,333	29,566	23,511
Over-provision for aborted IPO expenses	(751)	(5,128)	-
Share of loss of a jointly-controlled entity	(2)	(16)	-
Loss on write-off of items of property,
plant and equipment	-	-	97
Loss on disposal of items of property,
plant and equipment	28	189	-
Depreciation	2,368	16,166	15,300
Amortisation of prepaid land lease
payments	110	752	746
Impairment of an advance of loan to a
jointly-controlled entity	2	16	-
Operating cash flow before working
capital changes	42,868	292,608	209,575

Decrease/(increase) in inventories	4,409	30,094	(35,777)
Increase in trade receivables	(77,345)	(527,952)	(143,132)
Increase in prepayments,
deposits and other receivables	(1,366)	(9,320)	(2,711)
(Increase)/decrease in pledged deposits	(1,861)	(12,700)	16,700
Increase in trade and bills payables	9,956	67,956	4,255
Increase in deposits received,
other payables and accruals	1,397	9,533	1,892

Cash (used in)/generated from operations	(21,942)	(149,781)	50,802

Interest paid	(473)	(3,228)	(1,716)
PRC taxes paid	(401)	(2,738)	(5,133)

Net cash (outflow)/ inflow from operating activities	(22,816)	(155,747)	43,953

continued/…

EXCEED COMPANY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
Year ended December 31, 2009

	2009	2009	2008
	USD'000	RMB'000	RMB'000

CASH FLOWS FROM INVESTING
ACTIVITIES
Purchases of items of property, plant and
equipment	(335)	(2,290)	(17,256)
Interest received	107	727	788

Net cash outflow from investing activities	(228)	(1,563)	(16,468)

CASH FLOWS FROM FINANCING
ACTIVITIES
Cash received from 2020 upon recapitalization	50,279	343,200	-
Purchase of a unit option	(2,503)	(17,083)	-
Capital contributions from equity holder
of the Company	-	-	28,400
Proceeds from issue of ordinary shares	30,035	205,018	-
Proceeds from issue of preferred shares	-	-	85,135
Redemption of preferred shares	(39,912)	(272,432)	-
New bank loans	13,258	90,500	20,000
Repayment of bank loans	(7,691)	(52,500)	(28,000)
Increase/(decrease) in amount due to a director	118	806	(81,083)
Increase in amount due from a shareholder	(15)	(103)	-
Exchange realignment	362	2,472	-

Net cash inflow from financing activities	43,931	299,878	24,452

NET INCREASE IN CASH
AND CASH EQUIVALENTS	20,887	142,568	51,937
CASH AND CASH EQUIVALENTS
AT BEGINNING OF YEAR	17,590	120,068	67,725
Effect of foreign exchange rate changes	(64)	(432)	406

CASH AND CASH EQUIVALENTS AT
END OF YEAR	38,413	262,204	120,068

ANALYSIS OF BALANCES OF CASH
AND CASH EQUIVALENTS
Cash and bank balances	38,413	262,204	120,068

Adjusted Financial Information

The Company defines adjusted net earnings according to the interpretation of 2009 Adjusted Earnings in the SPA.  The adjusted net earnings has provided a reconciliation below and is defined as the profit for the year in the financial statement excluding the (i). the impact, positive or negative, of any fair value assessment or accounting impact attributable to the escrow agreement for the release of escrowed shares; (ii). the expenses relating to the completion of the transactions contemplated by the SPA; (iii). the expenses, including interest expenses and other related expenses, related to the repurchase by Windrace of the preferred shares held by the GS Investor; and (iv). the expenses relating to the grant of options under share option plans Windrace may implement in the future.

Adjusted net earnings is a non-GAAP financial measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies.  The Company believes that comparing adjusted net earnings for different financial periods provides more useful information about the growth or decline of its net earnings for the relevant financial period and identifies the impact of items which the Company does not consider to be part of its normal operating results.

	2009	2009	2008
	USD'000	RMB'000	RMB'000

Profit for the year	36,335	248,019	168,528
Acquisition related expenses	980	6,691	-
Interest on preferred shares	3,859	26,338	21,795

2009 Adjusted Earnings
(as defined in the Sale and Purchase Agreement)	41,174	281,048	190,323

Investor Relations Contact

Katharine O’Brien
ICR
(646) 277-1217
katharine.obrien@icrinc.com